For the fiscal period ended (a) 12/31/95
File number (c)811-7064


                           SUB-ITEM 77C
               Submission of Matters to a Vote of Security Holders


     A special Meeting of Shareholders was called for August 8, 1995. At such meeting the shareholders approved the following proposal:


             a) The approval of the subadvisory agreement between Prudential Mutual Fund Management, Inc. and Wood, Struthers & Winthrop Management Corp., a subsidiary of Donaldson, Lufkin & Jenrette Securities Corporation, with respect to the Small Capitalization Value Portfolio:


                       Affirmative               Negative
               Votes Cast                Votes Cast
               3,589,190                 50,661


     b)   In their discretion on any other business which may properly come before the meeting or any adjournment thereof.